UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP Number)

Ray Jarman

Group General Counsel & Company Secretary

Cochlear Limited

1 University Avenue, Macquarie University

NSW 2109

Australia

+61294255239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	Page 2 of 6 Pages

1.	Name of reporting person Cochlear Investments Pty Ltd
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power

	8.	Shared voting power 5,090,779 Ordinary Shares (See Item 5)
	9.	Sole dispositive power

	10.	Shared dispositive power 5,090,779 Ordinary Shares (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 5,090,779 Ordinary Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11) 18.0%(1)
14.	Type of reporting person CO

(1) Based on (i) 25,846,279 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) stated to be outstanding in the Issuer's Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 22, 2023, plus (ii) 2,047,544 Ordinary Shares sold by the Issuer in a private placement financing, as disclosed in the Issuer’s Form 6-K furnished with the SEC on March 23, 2023, plus (iii) 393,162 Ordinary Shares acquired by Cochlear Investments on March 27, 2023.

CUSIP No. B6S7WD106	Page 3 of 6 Pages

1.	Name of reporting person Cochlear Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power

	8.	Shared voting power 5,090,779 Ordinary Shares (see Item 5)
	9.	Sole dispositive power

	10.	Shared dispositive power 5,090,779 Ordinary Shares (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 5,090,779 Ordinary Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11) 18.0%(1)
14.	Type of reporting person CO

(1) Based on: (i) 25,846,279 Ordinary Shares stated to be outstanding in the Issuer's Form 20-F filed with the SEC on March 22, 2023, plus (ii) 2,047,544 Ordinary Shares sold by the Issuer in a private placement financing, as disclosed in the Issuer’s Form 6-K furnished with the SEC on March 23, 2023, plus (iii) 393,162 Ordinary Shares acquired by Cochlear Investments on March 27, 2023.

CUSIP No. B6S7WD106	Page 4 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 16, 2021 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2(c) of the Schedule 13D is hereby amended and supplemented as follows:

The name, present principal occupation, business address and citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedules A hereto and are incorporated herein by reference.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2023, Cochlear Investments purchased 393,162 Ordinary Shares at a market price of $7.00 per share for an aggregate purchase price of $2.75 million. Cochlear Investments purchased the Ordinary Shares using cash on hand.

To the extent required by Item 3, the information set forth or incorporated by reference in Items 4 and 5 is hereby incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) – (b)	As of the date hereof, Cochlear Investments directly owns 5,090,779 Ordinary Shares, representing 18.0% of the outstanding Ordinary Shares.

Cochlear Limited is the parent company of Cochlear Investments. As a result, Cochlear Limited may be deemed to indirectly beneficially own the Ordinary Shares directly held by Cochlear Investments.

The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of hereof. Such percentage was calculated based on: (i) 25,846,279 Ordinary Shares stated to be outstanding in the Issuer's Form 20-F filed with the SEC on March 22, 2023, plus (ii) 2,047,544 Ordinary Shares sold by the Issuer in a private placement financing, as disclosed in the Issuer’s Form 6-K furnished with the SEC on March 23, 2023, plus (iii) 393,162 Ordinary Shares acquired by the Reporting Persons on March 27, 2023.

The Reporting Persons do not have the right to acquire any additional Ordinary Shares.

CUSIP No. B6S7WD106	Page 5 of 6 Pages

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days, other than on March 27, 2023, Cochlear Investments acquired 393,162 Ordinary Shares from the Issuer at the market price of $7.00 per share for an aggregate purchase price of $2.75 million.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

The terms of the U.S. Lock-up Arrangements and the Euronext Lock-up Arrangements have expired.

Other than the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

CUSIP No. B6S7WD106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

COCHLEAR INVESTMENTS PTY LTD

By:	/s/ Ray Jarman
Name: Ray Jarman
Title: Company Secretary

COCHLEAR LIMITED

By:	/s/ Ray Jarman
Name: Ray Jarman
Title: Company Secretary

SCHEDULE A

Executive Officers and Directors of Cochlear Investments Pty Ltd

Name and Position	Present Principal Occupation	Business Address	Citizenship
Diggory William Howitt	Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Stuart Ross Sayers	Director	1 University Avenue Macquarie University NSW 2109 Australia	New Zealand
Ray Phillip Jarman	Company Secretary	1 University Avenue Macquarie University NSW 2109 Australia	Australia

Executive Officers and Directors of Cochlear Limited

Name and Position	Present Principal Occupation	Business Address	Citizenship
Catriona Alison Deans	Chair of the Board, Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia and United Kingdom
Diggory William Howitt	Director, Chief Executive Officer & President	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Yasmin Anita Allen	Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Andrew Leslie Denver	Director	1 University Avenue Macquarie University NSW 2109 Australia	United Kingdom
Glen Francis Boreham	Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia and United Kingdom
Bruce Gregory Robinson	Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Michael Grenfell Daniell	Director	1 University Avenue Macquarie University NSW 2109 Australia	New Zealand
Christine Frances McLoughlin	Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Michael de Prado	Director	1 University Avenue Macquarie University NSW 2109 Australia	United States
Karen Penrose	Director	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Stuart Ross Sayers	Chief Financial Officer	1 University Avenue Macquarie University NSW 2109 Australia	New Zealand
Jan Raymond Janssen	Chief Technology Officer	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Anthony Sean Bishop	President, Asia Pacific & Latin America	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Richard John Brook	President, EMEA	Peter Merian-Weg 4 4052 Basel Switzerland	United Kingdom
Lisa Aubert	President, North America	10350 Park Meadows Drive, Lone Tree, CO 80124, USA	United States
Ray Phillip Jarman	General Counsel & Company Secretary	1 University Avenue Macquarie University NSW 2109 Australia	Australia
Dean Phizacklea	Senior Vice President, Global Strategic Marketing	University Avenue Macquarie University NSW 2109 Australia	Australia
Greg Bodkin	Senior Vice President, Global Supply Chain	University Avenue Macquarie University NSW 2109 Australia	Australia
Jennifer Hornery	Senior Vice President, Global People & Culture	University Avenue Macquarie University NSW 2109 Australia	Australia
Karen O’Driscoll	Chief Information Officer	University Avenue Macquarie University NSW 2109 Australia	Australia and United Kingdom
Brian Kaplan	Senior Vice President, Global Clinical Strategy and Innovation	10350 Park Meadows Drive, Lone Tree, CO 80124, USA	United States